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                             June 12, 2023

       John Xu
       President and Chief Executive Officer
       Maison Solutions Inc.
       127 N Garfield Ave
       Monterey Park, CA 91754

                                                        Re: Maison Solutions
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed June 9, 2023
                                                            File No. 333-272123

       Dear John Xu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       Prospectus Summary
       Summary Selected Consolidated Financial and Operating Data, page 13

   1. Please revise to remove your presentation of basic and diluted pro forma earnings per share giving effect to
the issuance of 3,750,000 shares of common stock or tell us why the presentation is
appropriate.
 John Xu
Maison Solutions Inc.
June 12, 2023
Page 2

       You may contact Aamira Chaudhry at 202-551-3389 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameJohn Xu
                                                           Division of
Corporation Finance
Comapany NameMaison Solutions Inc.
                                                           Office of Trade &
Services
June 12, 2023 Page 2
cc:       Mark Y Liu
FirstName LastName